Supreme
  INDUSTRIES, INC.

For Immediate Release

Contact:  Robert W. Wilson
          Executive Vice President
          (219) 642-3070

                     Supreme Industries Closes Dutch Auction
                   and Completes Repurchase of 123,475 Shares

GOSHEN, INDIANA, (January 24, 2001) - Supreme Industries, Inc. (AMEX:STS), a leading manufacturer of specialized truck bodies and shuttle buses, announced today the close of the "Dutch Auction" self-tender offer to purchase for cash up to1,500,000 shares of its issued and outstanding Class A and Class B Common Stock, par value $.10 per share, at prices not greater than $3 nor less than $2 1/4 per share as specified by the tendering stockholders. The tender offer began on Thursday, December 21, 2000, and expired at 5:00 p.m., New York City time, on Tuesday, January 23, 2001.

In response to the Dutch Auction, 123,475 shares of the Company's Common Stock were tendered to the Company and, acting in accordance with the terms of the Dutch Auction, the Company will repurchase all of such shares of Common Stock at $3 per share. The purchase price will be paid promptly to the shareholders who validly tendered shares (which shares were not withdrawn).

      The Company's Board of Directors believes that the Dutch Auction was in the best interests of the Company. The Dutch Auction afforded to those stockholders who desired liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales.


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65140 U.S. 33 East
P.O. Box 237
Goshen, IN 46527-0237
Phone: (219) 642-3070
FAX: (219) 642-3208